UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE	OMB Number: 3235-0145
COMMISSION	Expires: December 31, 2005
Washington, D.C. 20549 SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Memry Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

586263 20 4

(CUSIP Number)

December 15, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 586263 20 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tyco International Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,142,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,142,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,142,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.0%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 586263 20 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tyco Electronics Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,142,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,142,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,142,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.0%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer Memry Corporation
	(b)	Address of Issuer’s Principal Executive Offices 3 Berkshire Boulevard, Bethel, CT 06801

Item 2.
	(a)	Name of Person Filing Tyco International Ltd.	Tyco Electronics Corporation*
	(b)	Address of Principal Business Office or, if none, Residence Second Floor 90 Pitts Bay Road Pembroke HM 08, Bermuda	2901 Fulling Mill Road Middletown, PA 17057-3163
	(c)	Citizenship Bermuda	Pennsylvania
	(d)	Title of Class of Securities Common Stock	Common Stock
	(e)	CUSIP Number 586263 20 4	586263 20 4

*  Tyco Electronics Corporation is the successor-in-interest to Raychem Corporation (“Raychem”) as a result of a merger with Raychem in August 1999.  Raychem previously filed a Schedule 13D with respect to the subject securities on September 30, 1996, as amended by subsequent Schedule 13D/A filings by Raychem on January 26, 1998 and February 18, 1999.  This Schedule 13G amends the previously filed Schedule 13D, as amended.  Tyco Electronics Corporation is a wholly-owned subsidiary of Tyco International Ltd.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable
Item 4.	Ownership
	(a)	Amount beneficially owned: 1,142,000 shares
	(b)	Percent of class: 4.0%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 1,142,000 shares*
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 1,142,000 shares*

*  Tyco International Ltd. shares voting and dispositive power with Tyco Electronics Corporation, its indirect wholly-owned subsidiary, as to all 1,142,000 shares of Common Stock of Memry Corporation.  Tyco Electronics Corporation is the direct or indirect subsidiary of other companies that are direct or indirect wholly-owned subsidiaries of Tyco International Ltd.  These other companies are not reporting herein as they do not share any voting or dispositive power over the subject securities.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2005	TYCO INTERNATIONAL LTD.

	By:	/s/ David J. FitzPatrick
		Name:	David J. FitzPatrick
		Title:	Executive Vice President and Chief Financial Officer

TYCO ELECTRONICS CORPORATION

	By:	/s/ David J. FitzPatrick
		Name:	David J. FitzPatrick
		Title:	Vice President